

January 18, 2013

Via E-mail
Jeffery Gao
Chief Executive Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People's Republic of China

 Re: **Xueda Education Group**
  Form 20-F for Fiscal Year Ended December 31, 2011
  Filed April 27, 2012
  Response dated December 27, 2012
  File No. 001-34914

Dear Mr. Gao:

 We have reviewed your response letter dated December 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 48

1. We note from your response to comment one of our letter dated December 11, 2012 that the assets not associated with Xueda Information and its subsidiaries and schools primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century. Please disclose the amount of cash and its denomination at held at each of these entities. In addition, disclose or provide a cross-reference to disclosure of the costs that would be incurred to transfer the cash to Xueda Education Group.

2. We note on page 23 that you do not expect to transfer any significant amount of the proceeds of your initial public offering to your VIE or its subsidiaries. Please tell us and disclose how much of your cash amounts relates to proceeds from your initial public offering or other offerings, and address the following:

    - Disclose whether the PRC government has not approved the transfer of any proceeds into the PRC.
    - Discuss the effects of the decision to not use the proceeds as described in "Use of Proceeds" in your Form F-1 (i.e., improvement of operating platform and technology infrastructure, development and offering of new services and products, and establishing operations in selected locations). Refer to FRC 501.13.d.
    - Discuss how you intend to use the cash.

Liquidity and Capital Resources, page 66

3. We note your response to comment one from our letter dated October 3, 2012.   Disclose, if true, that the WFOE has never issued a dividend in the past, and the reasons why.

Financial Statements, page F-1

4. Please tell us how you considered Rule 5-04 of Regulation S-X in determining not to provide parent-only financial statements on Schedule I. In your response, tell us how you considered any regulations that require governmental approval to transfer funds to the parent company in the form of loans or advances including *Circular on Issues concerning Internal Management of Foreign Currency Funds of Multinationals* (Circular 104).   In addition, tell us how you considered the regulations on foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investment, as disclosed on page 41, in determining that these regulations are not restrictions against your ability to loan or otherwise transfer funds to the parent company.

Note 10 – Income taxes, page F-31

5. Please tell us your taxable income, current income tax payable and deferred tax benefit attributable to each separate tax jurisdiction.

6. Tell us whether the service fee paid to the WFOEs is not deductible to arrive at Xueda Information's taxable income.

7. Tell us of the nature of the accrued expense deferred tax asset disclosed on page F-32.

8. Tell us what you mean by your disclosure on page F-32 "the related deferred tax assets were not considered realizable in future years because the business held by these subsidiaries were transferred to private schools and they are not expected to generate taxable PRC statutory income."

9. Tell us the nature of "Tax effect on income that is not taxable" line item of $1,173 included in the statutory tax rate reconciliation on page F-33.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Account Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at 202-551-3359or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director